SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                            ESC MEDICAL SYSTEMS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M40868107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                   Todd J. Emmerman, Esq.
         Asher B. Edelman                          c/o Rosenman & Colin LLP
         717 Fifth Avenue                          575 Madison Avenue
         New York, New York 10022                  New York, New York  10022
         (212) 371-7711                            (212) 940-8873
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 18, 1999
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40868107                SCHEDULE 13D               Page 2 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             606,500 Shares
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        606,500 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      606,500 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.33%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M40868107                SCHEDULE 13D               Page 3 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             848,900 Shares
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        848,900 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      848,900 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.26%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M40868107                SCHEDULE 13D               Page 4 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      A.B. Edelman Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             606,500 Shares (comprised of shares owned by Edelman
   PERSON                               Value Partners, L.P.)
    WITH                --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        606,500 Shares (comprised of shares owned by Edelman
                                        Value Partners, L.P.)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      606,500 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.33%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M40868107                SCHEDULE 13D               Page 5 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             1,438,600 Shares (comprised of shares owned by Edelman
   PERSON                                 Value Partners, L.P. and shares owned
    WITH                                  by Edelman Value Fund, Ltd.)
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,438,600 Shares (comprised of shares owned by Edelman
                                          Value Partners, L.P. and shares owned
                                          by Edelman Value Fund, Ltd.)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,438,600 Shares (comprised of shares owned by Edelman Value Partners,
                        L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.53%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M40868107                SCHEDULE 13D               Page 6 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robin Rodriguez
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               53,000 Shares (includes 17,300 shares owned by Mr.
BENEFICIALLY                           Rodriguez's wife)
  OWNED BY              --------------------------------------------------------
    EACH          8     SHARED VOTING POWER
  REPORTING
   PERSON               352,500 Shares (comprised of shares owned by Cordell
    WITH Consultants, Inc. (VA) Money Purchase Plan, Kamikaze Trading LLC and Amalgamated Sludge LLC)
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        53,000 Shares (includes 17,300 shares owned by Mr.
                                       Rodriguez's wife)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        352,500 Shares (comprised of shares owned by Cordell
                                        Consultants, Inc. (VA) Money Purchase
                                        Plan, Kamikaze Trading LLC and
                                        Amalgamated Sludge LLC)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      405,200 Shares (including shares owned by Cordell Consultants, Inc. (VA)
                      Money Purchase Plan, Kamikaze Trading LLC and Amalgamated Sludge LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.57%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M40868107                SCHEDULE 13D               Page 7 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Cordell Consultants, Inc. (VA) Money Purchase Plan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             39,600 Shares
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        39,600 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      39,600 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.15%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M40868107                SCHEDULE 13D               Page 8 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kamikaze Trading LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             157,950 Shares
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        157,950 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      157,950 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .61%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M40868107                SCHEDULE 13D               Page 9 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Amalgamated Sludge LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             154,950 Shares
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        154,950 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      154,950 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .59%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 4 (the "Amendment") amends the Schedule 13D filed on March 17, 1999 (the "Original Schedule 13D") which was amended by Amendment No. 1 to the Original Schedule 13D filed on March 18, 1999, Amendment No. 2 to the Original Schedule 13D filed on March 23, 1999 and Amendment No. 3 to the Original Schedule 13D filed on April 16, 1999, on behalf of (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"), (iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), (iv) Asher B. Edelman, (v) Kamikaze Trading LLC, a Virginia limited liability company ("Kamikaze"), (vi) Amalgamated Sludge LLC, a Nevada limited liability company ("Amalgamated"), (vii) Cordell Consultants, Inc. (VA) Money Purchase Plan, a Virginia corporation ("Cordell"), and (viii) Robin Rodriguez (such entities and individuals are collectively referred to herein as the "Reporting Persons"), with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares") of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            On April 30,1999, Edelman Value Fund purchased 10,000 Shares for an aggregate amount (including commissions) of $64,675. The source of funds used to by Edelman Value Fund to purchase such Shares was working capital.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended as follows:

      On May 18, 1999, Mr. Edelman sent a letter to Dr. Shimon Eckhouse, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, a copy of which is attached hereto as Exhibit 4, notifying Mr. Eckhouse, among other things, of Mr. Edelman's intentions to vote in favor of the proposal of Mr. Arie Genger and Mr. Barnard Gottstein to reconstitute the Board of Directors of the Company at an Extraordinary Meeting of Shareholders scheduled to be convened on June 2, 1999.

      The Reporting Persons continue to reserve the right to take any of the other actions with respect to their Shares or the Company set forth in the Original Schedule 13D and any amendments thereto.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding Shares of the Company reported owned by each Reporting Person is based upon 26,027,000 Shares of the Company outstanding, based on the weighted average number of Shares outstanding during the period ended December

31, 1998, as reported in the Company's financial report press release for the period ended December 31, 1998.

            As of the close of business on May 17, 1999:

                  (i) Edelman Value Partners owns 606,500 Shares which constitute approximately 2.33% of the Shares of the Company outstanding;

                  (ii) Edelman Management owns no Shares of the Company. As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 606,500 Shares owned by Edelman Value Partners. Such Shares constitute approximately 2.33% of the Shares of the Company outstanding;

                  (iii) Edelman Value Fund owns 848,900 Shares which constitute approximately 3.26% of the Shares of the Company outstanding;

                  (iv) Asher B. Edelman owns no Shares of the Company. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Investment Manager of Edelman Value Fund, Asher B. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of 606,500 Shares of the Company owned by Edelman Value Partners and the 848,900 Shares of the Company owned by Edelman Value Fund. Such Shares, in the aggregate, constitute approximately 5.53% of the Shares of the Company outstanding;

                  (v) Cordell owns 39,600 Shares of the Company which constitute approximately 0.15% of the Shares of the Company outstanding;

                  (vi) Kamikaze owns 157,950 Shares of the Company which constitute approximately 0.61% of the Shares of the Company outstanding;

                  (vii) Amalgamated owns 154,950 Shares of the Company which constitute approximately 0.59% of the Shares of the Company outstanding;

                  (viii) Robin Rodriguez owns 53,000 Shares of the Company (including 17,300 Shares held by Mr. Rodriguez's wife) which constitute approximately 0.20% of the Shares of the Company outstanding. In addition, as the Managing Member of Kamikaze, the Managing Member of Amalgamated and the President and sole director of Cordell, Robin Rodriguez may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of the 157,950 Shares of the Company owned by Kamikaze, the 154,950 Shares of the Company owned by Amalgamated and the 39,600 Shares of the Company owned by Cordell. Such Shares (including those held by Mr. Rodriguez) in the aggregate constitute approximately 1.57% of the Shares of the Company outstanding.

            (b) Edelman Value Partners has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners.

            Edelman Value Fund has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Edelman, as Investment Manager.

            Cordell has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as President.

            Kamikaze has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as Managing Member.

            Amalgamated has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as Managing Member.

            Mr. Rodriguez has the sole power to vote and dispose of the Shares of the Company which are owned by him and which are owned by his wife.

            (c) Set forth below is a description of all transactions in Shares of the Company that were effected during the past sixty days by any of the Reporting Persons. All such transactions were effected on the open market.

                                                          Number           Price
         Entity          Purchase/Sale      Date         Of Shares       per Share
         ------          -------------      ----         ---------       ---------
Edelman Value Fund             P           3/1/99          42,000         $5.0938
Edelman Value Partners         P           3/1/99          29,000         $5.0938
Cordell                        P           3/1/99          29,000         $5.0938
Edelman Value Fund             P           3/2/99          35,700         $5.0938
Edelman Value Partners         P           3/2/99          24,700         $5.0938
Cordell                        P           3/2/99          10,600         $5.0938
Robin Rodriguez                P           3/2/99          14,000         $5.0938
Edelman Value Fund             P           3/3/99          10,000         $5.1250
Edelman Value Partners         P           3/3/99           7,000         $5.1250
Robin Rodriguez                P           3/3/99           7,000         $5.1250
Edelman Value Fund             P           3/4/99          82,300         $5.3438
Edelman Value Partners         P           3/4/99          56,900         $5.3438
Robin Rodriguez                P           3/4/99          14,700         $5.3438
Kamikaze                       P           3/4/99          42,100         $5.3438
Edelman Value Fund             P           3/9/99         204,300         $5.1250
Edelman Value Partners         P           3/9/99         141,200         $5.1250
Kamikaze                       P           3/9/99         115,850         $5.1250
Amalgamated                    P           3/9/99          25,250         $5.1250
Edelman Value Fund             P          3/10/99         168,000         $5.1250
Edelman Value Partners         P          3/10/99         116,000         $5.1250
Amalgamated                    P          3/10/99         116,000         $5.1250
Edelman Value Fund             P          3/11/99         300,000         $5.1563
Edelman Value Partners         P          3/11/99         246,300         $5.1563
Amalgamated                    P          3/11/99          13,700         $5.1563
Edelman Value Fund             P          3/17/99          10,000         $6.75
Robin Rodriguez                P          3/19/99           1,100         $7.03125
Robin Rodriguez                P          3/19/99           5,000         $7.125
Robin Rodriguez                P          3/19/99             900         $7.03125
Robin Rodriguez                P          3/19/99           2,000         $6.99
Robin Rodriguez                P          3/22/99           8,300         $6.75
Edelman Value Fund             P          3/31/99          10,000         $6.8125
Edelman Value Partners         P          3/31/99           2,000         $6.875
Edelman Value Fund             P          4/30/99          10,000         $6.4375
Edelman Value Fund             S          5/17/99          23,400         $6.1875
Edelman Value Partners         S          5/17/99          16,600         $6.1875

            (d) Not applicable.

            (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

            Item 7 is hereby amended and restated to read as follows:

            Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

            Exhibit 2: Power of Attorney by the Reporting Persons in favor of
                       Scott G. Kasen

            Exhibit 4: Letter, dated May 18, 1999, from Asher B. Edelman to Dr.
                       Shimon Eckhouse.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 1999

                                        /s/ Scott G. Kasen
                                        ----------------------------------------
                                        Scott G. Kasen, as attorney-in-fact for
                                        each of Asher B. Edelman, Edelman Value
                                        Partners, L.P., Edelman Value Fund,
                                        Ltd., A.B. Edelman Management Company,
                                        Inc., Robin Rodriguez, Kamikaze Trading
                                        LLC, Amalgamated Sludge LLC and Cordell
                                        Consultants, Inc. (VA) Money Purchase
                                        Plan